IASG Alternatives, LLC

**Report on Audit of
Financial Statements**

December 31, 2022

THOMAS FAUST, CPA
Certified Public Accountant



THOMAS FAUST, CPA
Certified Public Accountant
174 Coldbrook Ct.
Lafayette, IN 47909
765-237-9185 thomasfaustcpa2@gmail.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
IASG Alternatives, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of IASG Alternatives, LLC, as of December 31, 2022, and the related notes (collectively referred to as the financial statement). In my opinion, the financial statement presents fairly, in all material respects, the financial position of IASG Alternatives, LLC as of December 31, 2022 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of IASG Alternatives, LLC's management. My responsibility is to express an opinion on IASG Alternatives, LLC's financial statement based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to IASG Alternatives, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Thomas Faust, CPA, LLC
d/b/a/ Thomas Faust, CPA

I have served as the Company's auditor since 2018.

Lafayette, Indiana
March 24, 2023

IASG Alternatives, LLC
Statement of Financial Condition
As of December 31, 2022

Assets		
Cash	$	19,113
Fees receivables		7,906
Other assets		4,921
Total Assets	$	31,940
Liabilities and Members' Equity		
Liabilities		
Accounts payable	$	6,175
Total Liabilities		6,175
Members' Equity		25,765
Total Liabilities and Members' Equity	$	31,940

The accompanying notes are an integral part of the financial statements.

IASG ALTERNATIVES, LLC

Notes to Financial Statements

December 31, 2022

---

1. Organization and Business

IASG Alternatives, LLC (the "Company"), an Illinois limited liability company, was formed on February 27, 2015 and commenced operations as broker-dealer on November 12, 2015. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the Financial Industry Regulatory Authority. The Company conducts business primarily in dealings with the private placement of securities. The broker-dealer operates primarily out of Illinois with another registered representative working out of Washington state. The Company's primary source of revenue is introducing high net worth individuals to private placements focused in liquid alternatives.

2. Method of Accounting

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Fees Receivables

Fees receivables are stated at their estimated realizable value. Allowance is estimated by the Company based on an analysis of specific customers, taking into consideration the age of past due accounts and an assessment of the customer's ability to pay. In the opinion of the Company, all receivables are collectible in full, therefore, there is no allowance for doubtful accounts at December 31, 2022.

Revenue Recognition

Revenue related to private placement offerings is recognized in the period the revenue is earned.

In May 2014, FASB issued ASU 2014-09, "Revenue from Contracts with Customers: Topic 606", which supersedes nearly all existing revenue recognition guidance under generally accepted accounting principles, The Firm's revenue recognition policy conforms with the pronouncement by recognizing revenue in accordance with five components of the pronouncement.

- Identify the contract with the customer
- Identify the performance obligation
- Determine the transaction price
- Allocate the transaction price to the performance obligation
- Recognize the revenue when the performance obligation is met

2.   **Method of Accounting, continued**

Income Taxes

No provision for Federal income taxes has been made in the accompanying financial statements, as each member is responsible for reporting income or loss based on his or her pro rata share of the profits or losses of the Company.

In accordance with GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is subject to income tax examinations by major taxing authorities during the three-year period prior to the period covered by these financial statements. The tax benefit recognized is measured as the largest amount of benefit that has a greater than fifty percent likelihood of being realized upon ultimate settlement with the relevant taxing authorities. Based on its analysis, the Company has determined that it has not incurred any liability for unrecognized tax benefits as of December 31, 2022.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying notes. Management determined that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from these estimates.

3.   **Related Party Transactions**

The Company had a sublease agreement with Institutional Advisory Group, Inc. (IAGI), which is related through common ownership. The agreement expired on August 31, 2017 and the Company began renting from IAGI on a month-to-month basis. For the year ended December 31, 2022, rent expense was $2,299. There were no amounts due to IAGI as of December 31, 2022, and there are no future obligations related to this agreement.

4.   **Net Capital Requirements**

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1) and has elected to use the basic method as permitted by this rule. Under this rule, the Company is required to maintain "net capital" equal to the greater of $5,000 or 6 and 2/3% of "aggregate indebtedness", as defined.

At December 31, 2022, the Company had net capital and net capital requirements of $12,938 and $5,000, respectively.

5.   **Statement of Changes in Subordinated to Claims of General Creditors**

For the year ended December 31, 2022, the Firm did not have any subordinated liabilities subject to claims of general creditors. Therefore, no statement has been presented.

6.   **Commitments and Contingencies**

Management has evaluated possible commitments and contingencies at December 31, 2022. They concluded that there were no commitments or contingencies that would require recognition or disclosure in the financial statements.

7. Subsequent Events

The Firm has evaluated subsequent events through the date which the report of the independent registered accounting firm on the financial statements, which is the date they were available to be issued. Management has concluded that no subsequent events have occurred that would require recognition or disclosure in the financial statements.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 _____ AND ENDING 12/31/22 _____

                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: IASG Alternatives, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

141 West Jackson Blvd, Suite 1525
_____
(No. and Street)

Chicago	Illinois	60604
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tyler Resch	312 561-3146	tyler@iasgalternatives.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Thomas Faust, CPA, LLC d/b/a Thomas Faust, CPA
_____
(Name – if individual, state last, first, and middle name)

174 Coldbrook Ct.	Lafayette	Indiana	47909
(Address)	(City)	(State)	(Zip Code)

02/14/18	6479
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Greg Taunt, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of IASG Alternatives, LLC, as of March 30th, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: COO

[signature]
Notary Public

NINA PATEL
Official Seal
Notary Public - State of Illinois
My Commission Expires Feb 4, 2026

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☒ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☒ (d) Statement of cash flows.
- ☒ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☒ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☒ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☒ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12 as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, o[r] a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), [as] applicable.*